December 6, 2005
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3561
Washington, D.C. 20549-3561

Attention:	Mr. Larry Spirgel, Assistant Director
Division of Corporation Finance

RE:	Susquehanna Media Co. (“Media”)
Form 10-K for Fiscal Year Ended December 31, 2004
Forms 10-Q for Fiscal Quarters Ended March 31, 2005, June 30, 2005 and September 30, 2005
File No. 333-80523
Dear Mr. Spirgel:
Following is our response to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) dated November 18, 2005 concerning the above referenced filings. We have repeated the Staff’s comments from the letter and reflected our response immediately following each item.
Form 10-K for the Fiscal Year Ended December 31, 2004
Certifications
1. We note your response to comment 11, however, because your Form 10-K was filed after August 14, 2003, it must include as exhibits Rule 13a-14(a) certifications that conform exactly to the form provided for in the revised rules. As previously requested, please amend your filing, in its entirety, to include as exhibits Rule 13a-14(a) certifications that conform exactly to the form provided for in the revised rules release effective August 14, 2003.
Response:
A Form 10-K/A for fiscal year ended December 31, 2004 was filed on December 5, 2005 with certifications that conform exactly to the form provided for in the revised rules.

Form 10-Q for Fiscal Quarter Ended September 30, 2005
2. Recent Developments, page 5
Sale of Businesses, page 5
2. Please explain to us why you have not presented the cable business as a discontinued operation in accordance with SFAS 144 or revise to do so. In your explanation to us you should describe the specific facts and circumstances concerning the pending sale of the business that are the basis for your determination and you should make reference to the specific guidance in SFAS 144 that you have relied upon. If you have concerns about the timing of the sale you should refer to the example in paragraph A21 of SFAS 144. If management is unable to conclude that consummation of the sale of the cable business is probable (refer to paragraph 3(a) of SFAS 5) you should amend your filings to alert investors that management believes the sale is not likely to occur and explain your reasons for this belief.
Response:
SFAS 144 paragraph 30 lists six criteria, all of which must be met for a disposal group to be classified as held for sale in a period. Criteria b. states “The asset (disposal group) is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets (disposal groups).” As disclosed in Note 12 to Media’s December 31, 2004 consolidated financial statements, a minority shareholder (a Comcast affiliate) has a right of first refusal and a buy-sell agreement related to Cable’s stock or assets. We believe a right of first refusal and buy-sell agreement is not a usual and customary term for the sale of a disposal group. Paragraph A15 states “A long-lived asset (disposal group) is available for immediate sale if an entity currently has the intent and ability to transfer the asset (disposal group) to a buyer in its present condition.” Media believes that the right of first refusal and buy-sell agreement represented a significant restriction of Media’s ability to transfer the cable business to a buyer as of September 30, 2005. We determined that this significant restriction was only resolved at the signing of the cable asset purchase agreement with Comcast on October 31, 2005 and accordingly classified the cable operations as continuing operations as of September 30, 2005.
Media intends to classify cable as discontinued operations as of and for the year ended December 31, 2005.
3. Please explain to us why you have not presented the radio business as a discontinued operation in accordance with SFAS 144 or revise to do so. In your explanation to us you should describe the specific facts and circumstances concerning the pending sale of the business that are the basis for your determination and you should make reference to the specific guidance in SFAS 144 you have relied upon. If you have concerns about the timing of the sale you should refer to the example in paragraph A21 of SFAS 144. If management is unable to conclude that consummation of the sale of the radio business is probable (refer to paragraph 3(a) of SFAS 5) you should amend your filings to alert investors that management believes the sale is not likely to occur and explain your reasons for this belief.
Response:
On October 31, 2005, Susquehanna Pfaltzgraff Co., Media’s corporate parent (“Parent”) entered into a definitive agreement to sell Media’s Radio business to Cumulus Media Partners, LLC for approximately $1.2 billion cash. The Parent owns all of Media’s voting common stock. Under terms of that agreement, the acquirer’s merger subsidiary will be merged with and into Parent. Parent will continue as the surviving corporation. Immediately prior to the merger, Parent’s only assets and liabilities will be Media’s radio business.
Essentially, Media’s radio business will be the continuing operations portion of both Media and Parent. Media is not selling radio’s assets or radio’s stock and therefore classifying radio as discontinued operations was deemed inappropriate as of September 30, 2005. It is Media’s intention to report radio operations as continuing operations for the quarter and year ended December 31, 2005.
4. Refer to your discussion of the disposition of all assets of Susquehanna Technologies on page 6. Tell us how you determined the appropriate accounting treatment for this disposition. In your discussion, clarify whether Susquehanna Technologies was a “component of an entity” as defined in paragraph 41 of SFAS 144 and provide reference to authoritative literature used as guidance.
Response:
Susquehanna Technologies’ (“SusQtech”) operations were included in Media’s Other segment since they were a very small part of Media’s operations and dissimilar to the Radio and Cable segments. In determining the appropriate accounting for the disposal of all of SusQtech’s assets, we reviewed SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”.
SFAS 144 paragraph 4 states that “For a long-lived asset or assets to be disposed of by sale or otherwise, that group (hereinafter referred to as a disposal group ) represents assets to be disposed of together as a group in a single transaction and liabilities directly associated with those assets that will be transferred in the transaction.” SusQtech’s operating assets were sold to three unrelated entities under three unrelated separate agreements. Accordingly, we believe that SusQtech’s long-lived assets were not a disposal group, but rather that operations ceased (effectively abandoned) and the individual assets were disposed of to three unrelated buyers for minimal consideration. We believe that SusQtech’s long-lived assets were appropriately accounted for as held and used in third quarter 2005 as provided for in SFAS 144 paragraph 27 and that any determination of whether SusQtech was a component of an entity would only apply if the long-lived assets were classified as a disposal group (held for sale). Since SusQtech’s assets were never a disposal group as defined in paragraph 4, classification as discontinued operations was never appropriate (and therefore paragraph 41 was inapplicable).
The book value of SusQtech’s long-lived assets (only machinery and equipment) as of June 30, 2005 represented 0.01% of Media’s consolidated property, plant and equipment’s book value. SusQtech’s sales for the six months ended June 30, 2005 were less than 1% of Media’s consolidated revenues for the six months then ended, and even a lesser percentage for the nine months ended September 30, 2005.
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In connection with Media’s response, Media acknowledges that:
•	Media is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Media may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you should have any additional information requests or questions regarding our responses in this letter, please call me at (717) 852-2303.
Sincerely,
/s/ John L. Finlayson
John L. Finlayson
Vice President and Chief Financial Officer